Filed by Regency Energy Partners LP pursuant

to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities

Exchange Act of 1934.

Subject Company: Eagle Rock Energy Partners, L.P.

Commission File No.: 001-33016

MEMO DATE:	December 30, 2013

FROM:	Mike Bradley, President and CEO
TO:	The Regency Energy Team
Subject:	Regency to Acquire Midstream Assets from Eagle Rock and Hoover Energy

I am pleased to inform everyone that on Monday, December 23rd, Regency announced two acquisitions of significant strategic importance.

First, we will be acquiring midstream assets from Eagle Rock Energy Partners for approximately $1.3 billion. Eagle Rock owns and operates a network of natural gas midstream pipelines and processing plants, located primarily in the prolific Granite Wash area in the Texas Panhandle, and in the Austin Chalk and Woodbine areas in East Texas. Their midstream assets include approximately 8,100 miles of gathering pipeline and over 800 MMcf/d of processing capacity and its cash flows are supported by large, long-term acreage dedications.

This acquisition will complement Regency’s core gathering and processing business, and when combined with the proposed acquisition of PVR Resources, will further diversify Regency’s basin exposure in the Texas Panhandle, East Texas and South Texas. EROC’s Texas Panhandle assets are very complementary to both the PVR and existing Regency midstream assets and, when combined, will position Regency as a stronger midstream provider in the area. The complementary nature of the combined systems will create the opportunity for significant operational efficiencies and very importantly, will allow us to focus on improving the services and optionality that we will be able to offer customers in the area.

Second, we have entered into an agreement to purchase midstream assets from Hoover Energy Partners for approximately $290 million. Hoover is a private company that provides midstream services, including crude oil gathering, transportation and terminaling, condensate handling, natural gas gathering, treating, processing, and water gathering and disposal services in Ward, Reeves, Loving and Pecos counties in the southern portion of the Delaware Basin.

This will be a very strategic acquisition for the combined Regency and SUGS assets as it increases our footprint in the developing Bone Spring, Wolfcamp and Wolfbone formations. Also very importantly, it will expand our services to now include crude gathering, and water gathering and disposal, for which significant demand exists in our operating area. With the high level of producer activity in the Permian Basin driven by oil and liquids, we believe this acquisition will provide an even stronger strategic platform on which to further expand our west Texas and New Mexico services through ongoing and proposed organic growth projects.

These transactions are subject to HSR approval and other customary closing conditions. In addition, the Eagle Rock acquisition is also subject to approval by Eagle Rock’s unit holders. We estimate the Eagle Rock transaction will close in the second quarter of 2014, and the Hoover transaction will close in the first quarter of 2014. During the closing process, we will be limited in the amount of information we are able to provide, but will send updated information as it is available, and keep you as informed as possible.

More information related to these acquisitions can be found in the press releases issued last Monday morning, which are available on Regency’s Web site.

These are both very exciting opportunities for Regency as we continue to build and strengthen our midstream portfolio of assets and enhance our services to our customers. Once again, I’d like to sincerely thank each of you for your dedication and hard work – it is much appreciated. Please feel free to come to me or any other member of the senior management team regarding any questions or ideas you have.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN THEY ARE AVAILABLE. These documents (when they become available), and any other documents filed by Eagle Rock or Regency with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement/prospectus (when available) from Eagle Rock by contacting Investor Relations Department, Eagle Rock Energy, L.P., 1415 Louisiana Street, Suite 2700, Houston, TX 77002, telephone number (281) 408-1200.

PARTICIPANTS IN THE SOLICITATION

Regency and Eagle Rock, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Contribution Agreement. Information regarding the directors and executive officers of Regency GP LLC, the general partner of Regency’s general partner, is contained in Regency’s Form 10-K for the year ended December 31, 2012, which has been filed with the SEC. Information regarding Eagle Rock’s directors and executive officers is contained in Eagle Rock’s Form 10-K for the year ended December 31, 2012 and its proxy statement filed on April 4, 2013, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between Regency and Eagle Rock, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about Regency’s or Eagle Rock’s management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

Regency and Eagle Rock cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Regency to successfully integrate Eagle Rock’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, volatility in the price of oil, natural gas, and natural gas liquids, declines in the credit markets and the availability of credit for the combined company as well as for producers connected to the combined company’s system and its customers, the level of creditworthiness of, and performance by counterparties and customers, the ability to access capital to fund organic growth projects and acquisitions, including significant acquisitions, and the ability to obtain debt and equity financing on satisfactory terms, the use of derivative financial instruments to hedge commodity and interest rate risks, the amount of collateral required to be posted from time-to-time, changes in commodity prices, interest rates, and demand for the combined company’s services, changes in laws and regulations impacting the midstream sector of the natural gas industry, weather and other natural phenomena, acts of terrorism and war, industry changes including the impact of consolidations and changes in competition, the ability to obtain required approvals for construction or modernization of facilities and the timing of production from such facilities, and the effect of accounting pronouncements issued periodically by accounting standard setting boards. Therefore, actual results and outcomes may differ materially from those expressed in such forward-looking statements.

These and other risks and uncertainties are discussed in more detail in filings made by Regency and Eagle Rock with the Securities and Exchange Commission, which are available to the public. Regency and Eagle Rock undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.